UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                CytRx Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   232828 20 1
             ------------------------------------------------------
                                 (CUSIP Number)

                               Steven A. Kriegsman
                     11726 San Vicente Boulevard, Suite 650
                              Los Angeles, CA 90049
                                 (310) 826-5449

                                 with a copy to:

                           Sanford J. Hillsberg, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                              Los Angeles, CA 90067
                                 (310) 553-4441
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 11, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 232828 201                                                 Page 2 of 4

--------------------------------------------------------------------------------
1.       Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only)

         Steven A. Kriegsman
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  |_|
                                                                      (b)  |_|
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant     |_|
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                 7.       Sole Voting Power
                                          4,271,100

                               -------------------------------------------------
          Number of              8.       Shared Voting Power
            Shares                        0
         Beneficially
        Owned by Each          -------------------------------------------------
          Reporting              9.       Sole Dispositive Power
         Person with                      4,271,100

                               -------------------------------------------------
                                 10.      Shared Dispositive Power
                                          0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,271,100  See Item 3

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes            |_|
         Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         12.3%  See Item 5

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CUSIP NO. 232828 201                                                 Page 3 of 4


ITEM 1.       SECURITY AND ISSUER.

         This statement ("Statement") is filed with respect to the common stock, $0.001 par value per share, of CytRx Corporation, a Delaware corporation ("CytRx" or the "Issuer"). The Issuer's principal executive offices are located at 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049.

ITEM 2.  IDENTIFY AND BACKGROUND.

         Items (a) - (c), (f). This statement is being filed by Steven A. Kriegsman, and constitutes Amendment No. 1 to the original Schedule 13D filed by Mr. Kriegsman on October 10, 2002 with respect to his ownership of common stock of CytRx.

         Mr. Kriegsman is a citizen of the United States with his principal business address at 11726 San Vicente Boulevard, Suite 650, Los Angeles, California 90049. Mr. Kriegsman's principal occupation and employment is as Chief Executive Officer of CytRx.

         Items (d) - (e). During the last five years, Mr. Kriegsman has not been convicted in a criminal proceeding (which for purposes of this Statement does not include traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or a final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement is being filed to correct and update the information regarding Mr. Kriegsman's beneficial ownership of common stock of CytRx as reported in his original Schedule 13D. The original Schedule 13D inadvertently overstated Mr. Kriegsman's ownership of common stock, because it failed to account for gifts by him of shares of Global Genomics Capital, Inc. ("GNC") made to unrelated third parties prior to February 11, 2002, the date of the event which required the filing of his original Schedule 13D. The gifts were of 120,000 shares of GNC common stock. Given the exchange ratio of .765967 share of CytRx common stock for each GNC share applicable to the merger (the "Merger") of GNC with CytRx as described in his original Schedule 13D, accordingly, Mr. Kriegsman's ownership of common stock of CytRx as reported in his original
Schedule 13D was overstated by 91,916 shares.

         The Merger was completed effective July 19, 2002. As of July 19, 2002, Mr. Kriegsman beneficially owned 4,021,100 shares of common stock of CytRx, including 459,352 shares issuable upon exercise of warrants to purchase common stock held by him. At the time of the original filing of his Schedule 13D on October 10, 2002, the shares of the common stock beneficially owned by Mr. Kriegsman constituted approximately 18.3% of the issued and outstanding shares of common stock of CytRx based upon a reported 21,460,110 shares of common stock outstanding as of August 13, 2002.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Kriegsman currently intends to hold the shares of common stock reported herein, including shares that may be acquired pursuant to the exercise of warrants, for investment purposes.

         Items (a) - (j).  Not applicable.

CUSIP NO. 232828 201                                                 Page 4 of 4


ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

         As of February 10, 2004, the date of filing of this Statement, Mr. Kriegsman owns beneficially 4,271,100 shares of common stock of CytRx, including the shares originally reported by Mr. Kriegsman as described in Item 3 above and 250,000 shares issuable upon exercise of outstanding and currently exercisable stock options held by him. The stock options, which were granted to Mr. Kriegsman by CytRx on June 20, 2003 as bonus compensation for his service as Chief Executive Officer of CytRx, are exercisable at a price of $2.47 per share. The stock options will expire on June 19, 2113, unless sooner exercised.

         The 4,271,100 shares of common stock of CytRx owned beneficially by Mr. Kriegsman represent approximately 12.3% of the common stock of CytRx that would be issued and outstanding, assuming the exercise in full of Mr. Kriegsman's currently exercisable warrants and stock options, based upon a reported 33,705,613 shares of common stock of CytRx issued and outstanding as of November 10, 2003. Mr. Kriegsman has sole voting and dispositive power with respect to all of the shares of common stock owned by him.

         Items (c) - (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004

                                                       /s/ Steven A. Kriegsman
                                                       -------------------------
                                                       (Signature)